Exhibit 99.1

Xunlei Limited Announces Entry into Definitive Agreements for Disposition of Majority Equity Interest in Shenzhen Onething

SHENZHEN, China, March 3, 2026 — Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading technology company providing distributed cloud services in China, today announced that its variable interest entity in China, Shenzhen Xunlei Networking Technologies Co., Ltd. (“Shenzhen Xunlei”), has entered into definitive agreements to transfer an aggregate 50% equity interest in Shenzhen Onething Technology Co., Ltd. (“Shenzhen Onething”) for an aggregate cash consideration of RMB125 million.

Pursuant to the terms of the definitive agreements, Shenzhen Xunlei will transfer (i) 20% of the equity interest in Shenzhen Onething to Wuhan Kingsoft Cloud Information Technology Co., Ltd. (“Wuhan Kingsoft Cloud”), a variable interest entity of Kingsoft Cloud Holdings Limited (Nasdaq: KC; HKEX: 3896) (“Kingsoft Cloud”), for a cash consideration of RMB50 million (inclusive of tax) (the “Wuhan Kingsoft Cloud Equity Transfer Transaction”); and (ii) 30% of the equity interest in Shenzhen Onething to Shenzhen Xinghan Zhilian Technology Co., Ltd. (“Xinghan Zhilian”), a holding vehicle for Onething’s management team consisting of Mr. Hao Li, Mr. Yingqiao Liu, and Mr. Lei Wu, for a cash consideration of RMB75 million (inclusive of tax) (the “Xinghan Zhilian Equity Transfer Transaction”, together with the Wuhan Kingsoft Cloud Equity Transfer Transaction, collectively the “Transaction”).

Prior to the closing of the Transaction, Shenzhen Xunlei held 70% of the equity interest in Shenzhen Onething. Upon completion of the Transaction, Shenzhen Xunlei will retain a 20% equity interest in Shenzhen Onething. As a result, the Company will not consolidate the financial results of Shenzhen Onething after the closing of the Transaction.

The consideration of the Transaction was determined by the parties after arm’s length negotiations and taking into account, among others: (1) the unaudited net asset value of Shenzhen Onething as of December 31, 2025; (2) the current market conditions and the prospects of the Shenzhen Onething; and (3) the respective equity interest percentage of Shenzhen Onething to be acquired by Wuhan Kingsoft Cloud and Xinghan Zhilian.

Under the terms of the definitive agreements, the obligations of Wuhan Kingsoft Cloud and Xinghan Zhilian to pay their respective considerations and complete their transfers are separate. The closing of the Wuhan Kingsoft Cloud Equity Transfer Transaction is conditional upon the completion of the Xinghan Zhilian Equity Transfer Transaction. However, the closing of the Xinghan Zhilian Equity Transfer Transaction is not conditional on the completion of the Wuhan Kingsoft Cloud Equity Transfer Transaction. Xinghan Zhilian will pay the total consideration of RMB75 million in two installments: the first installment of 20% (i.e. RMB 15 million) is payable within ten business days of the signing of the definitive agreements; the remaining 80% (i.e. RMB 60 million) will be payable on the closing date of the Xinghan Zhilian Equity Transfer Transaction. Wuhan Kingsoft Cloud will pay the total consideration of RMB50 million in a single installment on the closing date of the Wuhan Kingsoft Cloud Equity Transfer Transaction. Upon closing of the Transaction, all shareholder rights in Shenzhen Onething will be held by the shareholders according to their respective equity interest ratios, subject to the provisions of the shareholders agreement of Shenzhen Onething and other transaction documents concerning the Transaction.

The Transaction is subject to certain closing conditions, including, among others, (i) obtaining all necessary corporate approvals from the relevant governing bodies of Shenzhen Onething, Shenzhen Xunlei, and the Company, which authorize the execution and performance of the transaction agreements; (ii) the fulfillment by the Company of its disclosure obligations in accordance with the requirements of the U.S. Securities and Exchange Commission; and (iii) solely with respect to Wuhan Kingsoft Cloud, the condition that the share transfer to Xinghan Zhilian Equity Transfer Transaction be completed on the same date as the proposed completion of the Wuhan Kingsoft Cloud Equity Transfer Transaction. Subject to the terms of the definitive agreements, the closing of the Transaction shall take place no later than ten business days following the date on which all conditions precedent have been satisfied or waived. Alternatively, the parties may also mutually agree in writing to an alternative time and date for the closing of the Transaction.

Additionally, in connection with the Transaction, the parties entered into a shareholders agreement that establishes the post-closing governance framework for Shenzhen Onething.

The audit committee of the board of directors of the Company, each of whom is an independent and disinterested director of the Board, led the evaluation and negotiation of the Transaction on behalf of the Company. Kroll LLC served as an independent financial advisor to the audit committee and issued a fairness opinion. The board of directors of the Company, acting upon the unanimous recommendation of the audit committee, resolved that the Transaction is in the Company’s best interest and is fair to the Company from a financial point of view and approved the Transaction. The Transaction is expected to close by the end of April.

The Transaction is expected to optimize the Company’s resource allocation and business portfolio, as well as mitigate the impact of the evolving regulatory environment, while allowing the Company to retain a minority stake and participate in Shenzhen Onething’s future growth.

About Xunlei

Founded in 2003, Xunlei Limited (Nasdaq: XNET) is a leading technology company providing distributed cloud services in China. Xunlei provides a wide range of products and services across cloud acceleration, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

About Kingsoft Cloud and Wuhan Kingsoft Cloud

Kingsoft Cloud was incorporated under the laws of the Cayman Islands on January 3, 2012 as an exempted company with limited liability, the ADSs of which are listed on Nasdaq under the symbol of “KC” on May 8, 2020 and the shares of which are listed on the main board of the Hong Kong Stock Exchange under the stock code “3896” and stock short name “KINGSOFT CLOUD” on December 30, 2022.

Kingsoft Cloud is a leading cloud service provider in China. With extensive cloud infrastructure, cutting-edge cloud-native products based on vigorous cloud technology research and development capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment, Kingsoft Cloud offers comprehensive, reliable and trusted cloud service to customers in strategically selected verticals.

Wuhan Kingsoft Cloud is a limited liability company established and subsisting under the laws of China, primarily engaged in cloud services, and is a variable interest entity of Kingsoft Cloud.

About Shenzhen Onething

Shenzhen Onething is a limited liability company established and existing under the laws of the PRC, with a registered capital of RMB380 million. Shenzhen Onething principally engages in edge computing-based content delivery network (CDN) and acceleration services and other related businesses.

Set out below are the unaudited profit/loss before and after tax of Shenzhen Onething for the two financial years ended December 31, 2024 and 2025 prepared in accordance with China Accounting Standards for Business Enterprises:

	Year ended December 31, 2024	Year ended December 31, 2025
	RMB (in million)	RMB (in million)
	(Unaudited)	(Unaudited)
Profit/(loss) before tax	(21.3)	12.4
Profit/(loss) after tax	(21.4)	9.9

According to the unaudited financial statements of Shenzhen Onething for the years ended December 31, 2024 and 2025 prepared in accordance with China Accounting Standards for Business Enterprises, the total assets of Shenzhen Onething as of December 31, 2024 and 2025 were RMB398.0 million and RMB522.1 million respectively, and the net liabilities of Shenzhen Onething as of December 31, 2024 were RMB668.2 million and the net assets of Shenzhen Onething as of December 31, 2025 were RMB240.0 million.

According to the definitive agreements of the Transaction, immediately before and after the completion of the Transaction, the equity interest of Shenzhen Onething is as follows:

	Percentage of shareholding in Shenzhen Onething
	Immediately before completion of the Transaction	Immediately after completion of the Transaction
Shenzhen Xunlei	70.00%	20.00%
Wuhan Kingsoft Cloud	–	20.00%
Xinghan Zhilian	–	30.00%
Mr. Hao Li	5.00%	5.00%
Mr. Jinbo Li	4.00%	4.00%
Mr. Yubo Zhang	4.00%	4.00%
Nanjing Kehui Zhitu Information Technology Partnership (Limited Partnership)	4.00%	4.00%
Nanjing Yimang Yuelian Information Technology Partnership (Limited Partnership)	4.00%	4.00%
Nanjing Yuxin Jike Information Technology Partnership (Limited Partnership)	3.50%	3.50%
Nanjing Zhihui Yuandong Information Technology Partnership (Limited Partnership)	3.50%	3.50%
Nanjing Zhongzhi Gongchuang Information Technology Partnership (Limited Partnership)	2.00%	2.00%

Note: Nanjing Kehui Zhitu Information Technology Partnership (Limited Partnership) , Nanjing Yimang Yuelian Information Technology Partnership (Limited Partnership), Nanjing Yuxin Jike Information Technology Partnership (Limited Partnership), Nanjing Zhihui Yuandong Information Technology Partnership (Limited Partnership) and Nanjing Zhongzhi Gongchuang Information Technology Partnership (Limited Partnership) are employee incentive platforms established for the purpose of the employee share incentive scheme of Shenzhen Onething, and have no substantive business activities.

About Shenzhen Xunlei, Xinghan Zhilian and Other Parties of the Transaction

Shenzhen Xunlei is a limited liability company established and existing under the laws of the PRC, primarily engaging in internet business. It is a variable interest entity that is contractually controlled by Xunlei.

Xinghan Zhilian is a limited liability company established and existing under the laws of China, which is the related party to the Company. As at the date of this announcement, Xinghan Zhilian is held as to 70%, 16.67% and 13.33% by Mr. Hao Li, Mr. Lei Wu and Mr. Yingqiao Liu, respectively. Xinghan Zhilian is an entity established by Mr. Hao Li, Mr. Lei Wu and Mr. Yingqiao Liu for the purpose of completing the Transaction, and has no substantive business activities. Mr. Hao Li, Mr. Lei Wu, Mr. Yingqiao Liu are the chief executive officer, the chief technology officer and a vice president of Shenzhen Onething, respectively.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Company’s business outlook, the Company’s strategic, operational, disposition, and acquisition plans, and plans and other applicable descriptions concerning the Transaction, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company’s ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company’s ability to keep up with technological developments and users’ changing demands in the internet industry; the Company’s ability to convert its users into subscribers of its premium services; the Company’s ability to deal with existing and potential copyright infringement claims and other related claims; the risk that health risks in China or globally could adversely affect the Company’s operations or financial results; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China, the Company’s ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 8633 8443

Website: http://ir.xunlei.com